Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cvent, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-190892) on Form S-8 of Cvent, Inc. of our report dated March 21, 2014, with respect to the consolidated balance sheets of Cvent, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, which report appears in the December 31, 2013 annual report on Form 10-K of Cvent, Inc.

/s/ KPMG

McLean, Virginia

March 21, 2014